Notice to the Members of the Supervisory Board (Aufsichtsrat) and Board of Management (Vorstand) of Celanese AG dated March 15, 2004



Under the terms of the Celanese Americas Retirement Savings Plan (the "Plan"), employees of Celanese Americas Corporation who participate in the Plan and have contributions invested in the Company Stock Fund under the Plan may instruct the Plan's trustee to tender those shares allocable to their Stock Fund investment to BCP Crystal Acquisition GmbH & Co. KG, a limited partnership controlled by a group of investment funds advised by The Blackstone Group ("Blackstone"), in connection with Blackstone's tender offer for all registered outstanding Celanese AG ordinary shares. The Celanese Americas Corporation Benefits Committee, as the Plan administrator, must impose a "blackout period" on Plan participants prohibiting them from transferring their investment out of the Company Stock Fund while the tenders are being processed (the "blackout periods"). As a result of the extension of the initial offer period by Blackstone, the "blackout periods" contained in the February 9, 2004 notice have changed. The new initial "blackout period" is expected to last from 4:00 PM New York City time on March 24, 2004 and end during the week of April 4, 2004. During the week of April 4, 2004, Plan participants can determine whether the blackout period has ended by calling the Celanese Retirement Plans Service Center toll free at (800) 331-2363 or by logging on to www.celanese.com. If the initial offer is successful and there is a subsequent acceptance period, a second "blackout period" will occur. This second "blackout period" is expected to last from 4:00 PM New York City time on April 14, 2004 and end during the week of April 25, 2004. During the week of April 25, 2004, Plan participants again can determine whether the "blackout period" has ended by calling the Celanese Retirement Plans Service Center toll free at (800) 331-2363 or by logging on to www.celanese.com.

Any "blackout period" for the Celanese Americas Retirement Savings Plan lasting longer than 3 days requires that executive officers and directors be subject to a "blackout period" for the same time with respect to any equity securities (or derivative securities including stock options and stock appreciation rights) of Celanese AG. We will keep you advised as to any changes in the length of the "blackout periods."

The notice below is in accordance with the U.S. legal requirements of the Sarbanes-Oxley Act of 2002.


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                                     NOTICE

As a director or executive officer of Celanese AG (the "Company"), you are subject to the restrictions under Section 306(a) of the Sarbanes-Oxley Act of 2002 ("Act"), which prohibits certain trades during pension plan "blackout" periods. In connection therewith, please note the following:

      1. Administrative reasons dictate that the Plan administrator impose "blackout periods" on Plan participants while the tenders are being processed. During these "blackout periods", Plan participants are prohibited from transferring their investment out of the Company Stock Fund under the Plan, which invests in the ordinary shares of Celanese AG.

      2. As a result of the blackout periods imposed on Plan participants,
Section 306(a) of the Sarbanes-Oxley Act requires a concurrent restriction on executive officers and directors prohibiting you from directly or indirectly, purchasing, selling or otherwise acquiring or transferring any equity securities of Celanese AG during the Plan's "blackout periods."

      3. The following two "blackout periods" will apply to you: (1) the period commencing as of 4:00 PM New York City time on Wednesday, March 24, 2004 and ending during the week of April 4, 2004 and (2) from 4:00 PM New York City time on April 14, 2004 and ending during the week of April 25, 2004. During the weeks of April 4th and April 25, 2004, you can determine whether the "blackout periods" have ended by calling toll free (800) 331-2363 option 1 (US only) or by logging on to www.celanese.com.

      4. During the blackout periods you will be prohibited from, directly or indirectly, purchasing, selling or otherwise acquiring or transferring any equity securities of the Company (or derivative securities of those equity securities, such as stock options and stock appreciation rights) during the Plan's "blackout periods." The prohibition on transactions by you applies both to amounts, if any, you may have invested in the Company Stock Fund under the Plan and to Company securities that you hold outside of the Plan. This prohibition also applies to any direct or indirect pecuniary interest you may have in such securities, such as Company stock held by immediate family members living with you, or held in trust, or by controlled partnerships or corporations. The prohibition on purchases, sales and other transactions does not apply to trades made pursuant to Rule 10b5-l trading plans, provided that you did not enter into or modify the trading plan during the blackout period, or while aware of the actual or approximate beginning or ending dates of the blackout period. (There also are certain narrow exceptions for, among other things, certain automatic non-discretionary transactions within employee benefit plans (but not the Plan) and automatic formula grant programs).

      5. The prohibition on purchases, sales and other transactions described in the immediately preceding paragraph above applies only to equity securities of the Company (and derivatives of such securities such as stock options and stock appreciation rights) that you have acquired in connection with your service or employment as a director or executive officer of the Company (including any affiliate of the Company). It is important to note that any such security you sell or otherwise transfer will automatically be presumed to have been acquired in connection with your service or employment unless you establish that the securities were


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

acquired from another source and this identification is consistent with your treatment of the securities for tax purposes and all other disclosure and reporting requirements.


      If you have any questions, please contact either of us at the numbers or e-mail addresses listed below.


Joachim Kaffanke                          Julie Chapin
Corporate Secretary and                   Vice President-Law and
  General Counsel                           Corporate Secretary
Celanese AG                               Celanese Americas Corporation
Frankfurterstrasse 111                    86 Morris Avenue
61476 Kronberg im Taunus                  Summit, NJ 07901
Germany                                   USA
Tel. ++49 69 305 7869                     PH 908.522.7912
Fax: ++49 69 305 82731                    Fax 908.522.3967
E-Mail: j.kaffanke@celanese.com           E-Mail: julie.chapin@celanese.com











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